UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 19, 2016

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

4.1	Servicing Agreement dated as of February 26, 2016, among BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition III Limited.
10.1
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.2
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.3
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2016.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-197912), first filed with the Securities and Exchange Commission on August 6, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: May 19, 2016	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

4.1	Servicing Agreement dated as of February 26, 2016, among BBAM US LP, BBAM Aviation Services Limited and Fly Acquisition III Limited.
10.1
Facility Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Subsidiary Guarantors party thereto, the Lenders party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.2
Note Purchase Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Purchasers party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

10.3
Credit Agreement [Fly 2016A Warehouse] dated as of February 26, 2016 among Fly Acquisition III Limited, the Banks party thereto, Commonwealth Bank of Australia, New York Branch, as Administrative Agent and Wells Fargo Bank, National Association, as Security Trustee.

99.1	Fly Leasing Limited’s interim report for the quarter ended March 31, 2016.

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